B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2014
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 13, 2014 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2014 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine under construction in Namibia, that is on-time and on budget, and exploration and development projects in Mali, Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, and the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia which is currently under construction, a 90% interest in the Fekola Project, for which the acquisition was completed on October 3, 2014 (See “Asset Acquisition – Papillon Resources Limited”), an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint projects in Nicaragua with Radius Gold Inc.

On January 31, 2014, the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increase will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

The Company is projecting another record year for gold production in 2014. However, due to lower than anticipated production in the third quarter as discussed below, the Company now expects its full-year 2014 consolidated production guidance to be marginally lower than previously guided, with production now expected to be between 380,000 to 385,000 ounces of gold in 2014 (the Company’s previous guidance for 2014 had been 395,000 to 420,000 ounces of gold). Consolidated cash operating costs for full year fiscal 2014 are expected to remain on track and be within the Company’s original guidance range of $667 to $695 per ounce. With the first full year of gold production from Otjikoto scheduled for 2015, the Company is projecting a 2015 gold production of approximately 500,000 to 540,000 ounces, based on current assumptions.

ASSET ACQUISITION – PAPILLON RESOURCES LIMITED (“PAPILLON”)

On October 3, 2014, the Company announced the successful completion of the scheme of arrangement (“Merger”) by which B2Gold acquired all of the issued ordinary shares of Papillon. Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of Papillon based on an exchange ratio of 0.661 of a common share of B2Gold for each Papillon ordinary share. In addition, all of the outstanding stock options of Papillon were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their Papillon options. The primary asset acquired was the Fekola Project located in Mali (See “Fekola Project – Mali” for project details).

The arrangement has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 22, 2014, the date at which the Company obtained control of Papillon.

The cost of the acquisition was approximately $493.3 million, and included the fair value of B2Gold shares issued of $484.3 million, based on the issuance of 237,390,819 B2Gold shares at Cdn.$2.25 per share and a foreign exchange rate of Cdn.$1.1031 to $1, plus B2Gold transaction costs of approximately $9.0 million.

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$
Purchase price allocation:
Cash and cash equivalents	32,189
Accounts receivable and prepaids	1,241
Mining interests – Fekola	507,627
Mining interests – Mali other	6,067
Accounts payable and accrued liabilities	(8,473)
Non-controlling interest	(45,348)

493,303

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013

Gold revenue ($ in thousands)	114,924	128,730	364,202	406,218

Gold sold (ounces)	91,282	93,429	283,607	274,710

Average realized gold price ($/ounce)	1,259	1,378	1,284	1,479

Gold produced (ounces)	90,192	98,992	272,199	260,736

Cash operating costs(1) ($/ounce gold)	732	653	694	699

Total cash costs(1) ($/ounce gold)	772	698	737	747

Adjusted net (loss) income(1)(2) ($ in thousands)	(4,242)	12,140	15,064	58,387

Adjusted (loss) earnings per share(1)(2) –basic ($/share)	(0.01)	0.02	0.02	0.09

Net (loss) income ($ in thousands)	(274,128)	7,949	(309,635)	41,083

(Loss) earnings per share – basic(2) ($/share)	(0.39)	0.01	(0.45)	0.07

(Loss) earnings per share – diluted(2) ($/share)	(0.39)	0.00	(0.45)	0.05

Cash flows from operating activities ($ in thousands) (3) – before changes in non-cash working capital	26,983	33,105	100,161	114,517

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Prior period comparative figures have been reclassified to conform with the presentation adopted for the current period relating to the change in long-term value-added tax receivables.

Third quarter 2014 and 2013

Revenue

Gold revenue for the third quarter of 2014 was $114.9 million on sales of 91,282 ounces at an average price of $1,259 per ounce compared to $128.7 million on sales of 93,429 ounces at an average price of $1,378 per ounce in the third quarter of 2013. The 11% decrease in revenue was mainly due to a 9% decrease in the average realized gold price and a 2% decrease in ounces sold. In addition, the third quarter of 2013 revenues also included amortization of deferred revenue totalling $9.4 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end.

In the third quarter of 2014, the Masbate Mine accounted for $56.4 million (Q3 2013 - $59.5 million which included a non-cash amount of $9.4 million described above) of gold revenue from the sale of 44,700 ounces (Q3 2013 – 41,557 ounces), the Libertad Mine accounted for $46.2 million (Q3 2013 - $51.4 million) of gold revenue from the sale of 36,782 ounces (Q3 2013 – 38,572 ounces) while $12.3 million (Q3 2013 - $17.8 million) was contributed by the Limon Mine from the sale of 9,800 ounces of gold (Q3 2013 – 13,300 ounces).

Production and operating costs

Consolidated gold production in the third quarter of 2014 was 90,192 ounces, approximately 14% below budget and 9% less than in the same quarter last year. As discussed in the ”Review of mining operations and development projects” section below, consolidated gold production was temporarily affected by recent SAG mill implementation issues at the Masbate Mine as well as continued installation delays for a dewatering system at the Limon Mine. However, Masbate’s new SAG mill is now running consistently and the Masbate Mine is expected to finish the year with a strong fourth quarter. In October, the Masbate Mine achieved record monthly gold production of 20,423 ounces, 4,029 ounces ahead of budget. In addition, the installation of Limon’s dewatering system was completed in early November, allowing access to higher grade. The Limon Mine, where lower grades have been temporarily processed, is expected to resume normal gold production levels in December.

As a result of lower production in the third quarter of 2014, consolidated cash operating costs were $732 per ounce of gold, approximately $79 per ounce higher than in the same period of 2013 and $43 per ounce higher than budget. Refer to ”Review of mining operations and development projects” for mine specific details. Consolidated cash operating costs per ounce are expected to decrease in the fourth quarter, as production increases.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $29.0 million in the third quarter of 2014 compared to $21.2 million in the same period in 2013. The increase in depreciation expense was due to an increase in the average depreciation charge per ounce of gold sold partially offset by a 2% decrease in gold ounces sold. The depreciation charge increased to $318 per ounce of gold sold in the current quarter from $227 per ounce of gold sold in the comparative quarter. The increase in the average depreciation charge per ounce of gold sold results from higher per ounce straight-line costs due to lower production during the third quarter and sustaining capital expenditures and deferred stripping costs capitalized to mineral interests in the latter part of 2013 which are subject to a full year of depreciation in 2014.

Impairment of goodwill and other long-lived assets

During the three months ended September 30, 2014, the Company recorded an impairment charge of $298.4 million as a result of the long-term gold price continuing to be below the overall long-term gold price assumptions used in the Company’s life-of-mine plans. The impairment charge consisted of a goodwill impairment charge of $202.1 million and an investment in the Gramalote joint venture impairment charge of $96.3 million (See “Critical Accounting Estimates”).

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Volta office in Toronto, and the Company’s Australian and other offshore subsidiaries. G&A increased in the third quarter of 2014 compared to the year ago period by approximately $0.9 million which included $0.3 million for salary costs for new hires in 2014.

The Company’s third quarter of 2014 results included a non-cash gain of $31.5 million on the convertible senior subordinated notes. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company also reported $1.7 million (net of capitalized interest) in interest and financing expense as compared with $1.8 million in the third quarter of 2013. The decrease in interest expense was due to lower accretion charges on reclamation liabilities during the period, offset by increases in the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended September 30, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.7 million. During the three months ended September 30, 2014 and 2013, the Company made cash interest payments of $5.2 million and $0.9 million, respectively.

The Company’s third quarter of 2013 results included a $9.0 million expense for convertible notes transaction costs.

For the third quarter of 2014, the Company generated a net loss of $274.1 million ($0.39 per share) compared to a net income of $7.9 million ($0.01 per share) in the comparable period of 2013. Adjusted net (loss) income (refer to “Non-IFRS Measures”) was $(4.2) million ($(0.01) per share) compared to $12.1 million ($0.02 per share) in the same period of 2013. Adjusted net loss in the third quarter of 2014 primarily excluded the impairment of goodwill and other long-lived assets of $298.4 million and a non-cash mark-to-market gain of $31.5 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

Cash flow from operating activities before changes in non-cash working capital was $27.0 million ($0.04 per share) in the third quarter of 2014 compared to $33.1 million ($0.05 per share) in the third quarter of 2013. Cash flow from operations in the current quarter decreased from the comparable period in 2013, mainly as the result of lower gold production (and related sales) as discussed below.

As at September 30, 2014, the Company remained in a strong financial position with working capital of $215.6 million including unrestricted cash and cash equivalents of $179.0 million.

Year-to-date results

Revenue

Gold revenue for the nine months ended September 30, 2014 was $364.2 million on sales of 283,607 ounces at an average realized price of $1,284 per ounce compared to $406.2 million on sales of 274,710 ounces at an average price of $1,479 per ounce in the comparable period of 2013. The 10% decrease in revenue was mainly due to a 13% decrease in the average realized gold price partially offset by a 3% increase in gold ounces sold. In addition, revenues for the nine months ended September 30, 2013 also included amortization of deferred revenue totalling $28.2 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end. Gold revenue in the first quarter of 2013 also benefitted from the sale of 20,811 ounces of the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

For the nine months ended September 30, 2014, the Masbate Mine accounted for $165.3 million (2013 - $209.1 million which included a non-cash amount of $28.2 million described above) of gold revenue from the sale of 129,100 ounces (2013 – 137,201 ounces), the Libertad Mine accounted for $148.8 million (2013 - $134.4 million) of gold revenue from the sale of 115,707 ounces (2013 – 94,109 ounces) while $50.1 million (2013 - $62.7 million) was contributed by the Limon Mine from the sale of 38,800 ounces of gold (2013 – 43,400 ounces).

Production and operating costs

For the nine months ended September 30, 2014, consolidated gold production totalled 272,199 ounces, 11,463 ounces higher than the comparable period in 2013 and 26,774 ounces below budget. Due to the issues faced at the Masbate and Limon mines during the second and third quarters of 2014, the Company now expects its full-year 2014 consolidated production guidance to be marginally lower than previously guided, with production now expected to be between 380,000 to 385,000 ounces of gold in 2014 (the Company’s previous guidance for 2014 had been 395,000 to 420,000 ounces of gold).

Consolidated cash operating costs were $694 per ounce of gold, approximately $5 per ounce lower than in the same period of 2013 and in line with budget. Refer to ”Review of mining operations and development projects” for mine specific details and explanations of variances.

During the nine months ended September 30, 2013, cost of sales included a non-cash adjustment of $32.9 million related to the inventory portion of the CGA purchase price adjustment. Masbate’s gold bullion inventory and ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $82.7 million for the nine months ended September 30, 2014 compared to $54.3 million in the same period in 2013. The increase in depreciation expense was mainly due to higher gold sales and an increase in the average depreciation charge per ounce of gold sold. The depreciation charge increased to $292 per ounce of gold sold during the nine months ended September 30, 2014 from $198 per ounce of gold sold in the comparative period (excluding ounces sold relating to gold inventory acquired as part of the CGA acquisition). The increase in the average depreciation charge per ounce of gold sold results from the sustaining capital expenditures and deferred stripping costs capitalized to mineral interests in the latter part of 2013 which are subject to a full year of depreciation in 2014.

Impairment of goodwill and other long-lived assets

During the nine months ended September 30, 2014, the Company recorded an impairment charge of $298.4 million as a result of the long-term gold price continuing to be below the overall long-term gold price assumptions used in the Company’s life-of-mine plans. The impairment charge consisted of a goodwill impairment charge of $202.1 million and an investment in the Gramalote joint venture impairment charge of $96.3 million.

Other

During the nine months ended September 30, 2014, G&A expenditures increased $4.1 million over the comparable period in 2013. The G&A increase included approximately $1 million to the Santo Domingo (Jabali operations) and Volta offices, $0.8 million in salary costs for new hires in 2014, $0.8 million of additional bonuses, and the remainder related mainly to increased corporate growth and development activities.

The Company’s results for the nine months ended September 30, 2013 included a $44.5 million gain on the sale of the Brucejack royalty.

The Company’s results for the nine months ended September 30, 2014 included a non-cash fair value adjustment loss of $11.2 million on the convertible senior subordinated notes. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company also reported $4.4 million (net of capitalized interest) in interest and financing expense as compared with $3.9 million during the nine months ended September 30, 2013. The increase in interest expense was due to increases in the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the nine months ended September 30, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $9.4 million. During the nine months ended September 30, 2014 and 2013, the Company made cash interest payments of $12.5 million and $2.2 million, respectively.

For the nine months ended September 30, 2014, due to a significant decline in the share prices of the Company’s available-for-sale equity investment in St. Augustine Gold and Copper Ltd. (“St. Augustine”), the Company recognized an impairment loss of $3.0 million. The investment in St. Augustine was acquired as part of the CGA acquisition in early 2013 and the Company still retains the original shares acquired.

For the nine months ended September 30, 2014, the Company incurred a net loss of $309.6 million ($0.45 per share) compared to a net income of $41.1 million ($0.07 per share) in the comparable period of 2013. Adjusted net income (refer to “Non-IFRS Measures”) was $15.1 million ($0.02 per share) compared to $58.4 million ($0.09 per share) in the same period of 2013. The most significant adjustment made to adjusted net income was the exclusion of the impairment charge for goodwill and other long-lived assets of $298.4 million and non-cash fair value adjustment of $11.2 million relating to the change in fair value of the convertible notes. The 2013 adjusted earnings figure included the reversal of $32.9 million of costs related to the acquisition of the Masbate Mine’s bullion inventory, as well as the $44.5 million gain realized from the sale of the Company’s Brucejack royalty.

Cash flow from operating activities before changes in the non-cash working capital was $100.2 million during the nine months ended September 30, 2014 compared to $114.5 million in comparable period of 2013. In the nine months ended September 30, 2014, declines in gold revenues were partially offset by reductions in cash operating costs and reduced corporate transactions costs. During the nine months ended September 30, 2013, operating cash flows benefitted from the gold sales of the Masbate Mine’s gold product inventory acquired on January 16, 2013.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013

Gold revenue ($ in thousands)	56,417	59,507	165,345	209,111

Gold sold (ounces)	44,700	41,557	129,100	137,201

Average realized gold price ($/ounce)	1,262	1,432	1,281	1,524

Tonnes of ore milled	1,578,288	1,706,181	4,398,392	4,175,954

Grade (grams/tonne)	1.13	1.05	1.09	1.09

Recovery (%)	76.7	82.8	79.8	83.4

Gold production (ounces)	43,746	47,643	123,223	122,433

Cash operating costs(1) ($/ounce gold)	793	735	784	791

Total cash costs(1) ($/ounce gold)	839	782	833	839

Capital expenditures ($ in thousands)	6,564	10,033	32,499	20,846

Exploration ($ in thousands)	719	1,651	3,154	6,105

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

At the Masbate Mine, third quarter production in 2014 was 43,746 ounces of gold, 7,514 ounces below budget and 3,897 ounces less than in the same quarter in 2013. Gold production in the quarter was temporarily affected by recent SAG mill commissioning/maintenance issues which affected mill throughput and gold recoveries. As discussed below, by the end of the third quarter, the new SAG mill was achieving designed throughput and running consistently. The Masbate Mine is expected to have a strong fourth quarter. In October 2014, the Masbate Mine achieved record monthly gold production of 20,423 ounces, 4,029 ounces ahead of budget.

As planned, Masbate’s previous SAG mill was shut down and replaced with a new SAG mill in the second quarter of 2014, from May 29th to June 28th. Initially, the new SAG mill performed well, but later, as the operators increased SAG mill loading in the third quarter, increased temperatures were observed at the SAG mill discharge bearing. Maintenance crews worked through a series of alignment exercises and cooling system modifications, resulting in lower operating temperatures. However, delays during maintenance affected throughput in the third quarter (1,578,000 tonnes compared to budget of 1,751,000 tonnes) and reduced loading affected gold recoveries (76.7% versus 81.4% budget), attributable to a coarser grind size. By the end of the third quarter, the process plant was achieving designed throughput and running consistently. The new SAG mill is still operating at reduced power consumption, but with good throughput because of the soft oxide material currently being processed. Masbate’s management is finalizing the long-term remediation plan with the mill consultant whose final report is pending. Those solutions are expected to be implemented in January 2015.

In the fourth quarter of 2014, higher grade oxide material from the Colorado Pit is being processed, with mill feed expected to be 70% oxide and gold grades expected to average 1.3 g/t. An additional excavator has been moved to the Colorado Pit, now that the new SAG mill is running consistently.

Year-to-date, gold production was 123,223 ounces compared to budget of 142,973 ounces, and to production of 129,520 ounces for the first nine months of 2013 (including 7,087 non-attributable ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013).

Masbate’s cash operating costs in the third quarter of 2014 were $793 per ounce, $9 per ounce lower than budget and $58 per ounce higher than in the prior-year quarter. Cash operating costs per ounce were lower than budget mainly due to lower processing costs (due to lower throughput), lower strip ratios and less volume mined, as well as a lower stockpile inventory adjustment (associated with processing less stockpiled ore than planned). Cash operating costs were higher compared to the third quarter of 2013, mainly due to lower production. Year-to-date, Masbate’s cash operating costs were $784 per ounce, compared to budget of $790 per ounce and $791 per ounce in the same period last year.

Capital expenditures in the third quarter of 2014 totalled $6.6 million which consisted mainly of the SAG mill change out ($2.7 million installation and upgrades), construction of a water treatment plant ($1.9 million) and additions to mining equipment ($1.9 million including capital overhauls). Year-to-date capital expenditures totalled $32.5 million which consisted mainly of the SAG mill change out ($7.8 million including purchase, installation and upgrades), expansion of the tailings dam ($4.7 million), construction of a water treatment plant ($6.1 million) and additions to mining equipment ($9.1 million including capital overhauls).

Although the Company anticipates that Masbate will continue to have a strong fourth quarter, the Company now expects Masbate’s full-year 2014 production to be approximately 180,000 ounces of gold (the Company’s previous guidance for 2014 had been 190,000 to 200,000 ounces of gold).

Transition from contract mining to self-mining is currently proceeding smoothly at Masbate with mining equipment and employees now having been transferred to the Company. Maintenance functions will be transferred at year-end.

Last year, the Company began a metallurgical sampling and analysis program (including additional metallurgical drilling) in order to assess the potential for a mill expansion at the Masbate Mine and to assist in mine planning. Conclusions are expected later in the fourth quarter of 2014, including an update of Masbate’s mineral reserves and related mine plan. Management also continues to review and revise grade control procedures and mine practices to enhance performance.

Libertad Mine - Nicaragua

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013

Gold revenue ($ in thousands)	46,196	51,434	148,795	134,430

Gold sold (ounces)	36,782	38,572	115,707	94,109

Average realized gold price ($/ounce)	1,256	1,333	1,286	1,428

Tonnes of ore milled	547,876	524,209	1,643,460	1,491,992

Grade (grams/ tonne)	2.2	2.36	2.28	2.13

Recovery (%)	94.4	94.3	94.1	94.4

Gold production (ounces)	36,624	37,311	112,901	96,017

Cash operating costs(1) ($/ounce gold)	560	545	551	593

Total cash costs(1) ($/ounce gold)	587	574	578	623

Capital expenditures ($ in thousands)	4,106	2,344	20,043	14,449

Capital expenditures ($ in thousands) – Jabali development	1,496	3,176	3,878	11,303

Exploration ($ in thousands) – including Jabali exploration	1,197	1,369	3,471	4,089

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

La Libertad Mine continues to perform well, producing 36,624 ounces of gold in the third quarter of 2014 at a cash operating cost of $560 per ounce. This was comparable to budget of 37,029 ounces at a cash operating cost of $543 per ounce, and to 37,311 ounces produced in the third quarter of 2013 at a cash operating cost of $545 per ounce. Gold grades were slightly higher than expected (2.20 g/t processed versus 2.19 g/t budget) in the quarter which partially offset slightly lower throughput (547,876 tonnes versus 560,520 tonnes budget) due to minor plant maintenance in September. Gold recoveries remained high at 94.4% .

Year-to-date, La Libertad’s gold production was 112,901 ounces, exceeding budget by 4,051 ounces, and approximately 18% higher than in the same period in 2013. Cash operating costs were $551 per ounce, $18 per ounce less than budget and $42 per ounce less than in the first nine months of 2013. The main reasons for the higher year-to-date gold production and lower per ounce cash operating costs compared to the year-ago period were better grade performance from pit sources and higher mill throughput.

Total capital expenditures in the third quarter of 2014 were $5.6 million, with the main capital items consisting of $3 million for deferred stripping costs at the Mojon and Jabali open pits and $0.6 million for Jabali feasibility and development. Total capital expenditures during the nine months ended September 30, 2014 totalled $23.9 million of which $11 million related to deferred stripping, $6 million to the La Esperanza tailings dam lift 4 construction and $3 million to equipment purchases. The tailings dam lift 4 construction has now been completed.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

The permitting process for the next operating pit at La Libertad, the Jabali Antenna Pit, has now commenced.

Limon Mine – Nicaragua

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013

Gold revenue ($ in thousands)	12,311	17,789	50,062	62,677

Gold sold (ounces)	9,800	13,300	38,800	43,400

Average realized gold price ($/ounce)	1,256	1,338	1,290	1,444

Tonnes of ore milled	118,673	111,895	355,803	325,514

Grade (grams/tonne)	2.82	4.29	3.77	4.43

Recovery (%)	91.1	91.5	91.1	91.4

Gold production (ounces)	9,822	14,038	36,075	42,286

Cash operating costs(1) ($/ounce)	1,099	658	830	669

Total cash costs(1) ($/ounce)	1,166	745	908	761

Capital expenditures ($ in thousands)	3,134	4,543	13,320	12,529

Exploration ($ in thousands)	1,291	1,055	3,431	3,462

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Limon Mine, where lower grades have been temporarily processed in the third and second quarters of 2014, is now expected to resume normal operations/gold production in December.

The Limon open pit and underground mine produced 9,822 ounces of gold in the 2014 third quarter, 6,829 ounces below budget and 4,216 fewer ounces than in the same quarter last year. Gold production in the quarter continued to be temporarily affected by underground mine development at Santa Pancha 1 advancing more slowly than planned, due to delays in the installation of its dewatering system (designed to remove hot water from the deeper areas of Santa Pancha 1). As a result of these delays, access to higher grade zones at Santa Pancha 1 was affected. Delays in installation were mainly due to difficulties in establishing and casing the 100 metre deep dewatering holes that extend from the underground pump station. The holes were successfully cased near the end of the third quarter and technical teams were able to complete the remaining construction in early November. As a result, the Limon Mine is expected to resume normal operations/gold production levels in December.

Mill feed (which had been budgeted to be 46% high grade material from Santa Pancha 1) in the third quarter of 2014 was achieved with ore coming mainly from lower grade zones at Santa Pancha 1 and surface sources. Therefore, gold grades processed in the quarter were 2.82 g/t compared to budget of 4.34 g/t.

Year-to-date, the Limon Mine produced 36,075 ounces of gold compared to budget of 47,150 ounces and to 42,286 ounces produced in the same period in 2013.

As a result of the lower production, Limon’s cash operating costs per ounce were higher at $1,099 per ounce in the third quarter of 2014, compared to budget of $667 per ounce and $658 per ounce in the third quarter of 2013. As the higher grade zones at Santa Pancha 1 become accessible in December and gold production returns to normal levels, Limon’s cash operating costs per ounce are expected to significantly decline and also normalize. Year-to-date, Limon’s cash operating costs were $830 per ounce, compared to budget of $693 per ounce and $669 per ounce in the same period last year.

Capital expenditures in the third quarter of 2014 totalled $3.1 million which consisted mainly of underground development costs for Santa Pancha ($0.8 million), deferred stripping costs ($0.2 million) and equipment purchases ($1.9 million). Year-to-date capital expenditures totalled $13.3 million, consisting mainly of underground development costs for Santa Pancha ($3.3 million), deferred stripping costs ($2.8 million) and equipment purchases including underground production equipment and pumps ($7.1 million).

Due to the installation delays of the dewatering system, the Company now expects Limon’s full-year 2014 production to be approximately 50,000 ounces of gold (the Company’s previous guidance for 2014 had been 62,000 to 70,000 ounces of gold).

Otjikoto Project - Namibia

Construction at the Otjikoto Project remains on time and on budget and is estimated to be 95% complete with final completion scheduled for the fourth quarter of 2014. The first gold pour is scheduled for mid-December this year, with the first full-year of production being 2015. Mining activities have progressed as planned and both high and low grade ore are currently being stockpiled in anticipation of final plant completion.

Process plant construction activities are now being finalized and commissioning of the plant has begun and is ongoing. The power plant was commissioned in October and is now operating. The crushing and milling circuit will be commissioned in mid-November and will begin processing material in early December (on schedule). The tailings facility is materially complete and all tailings and return water lines to and from the facility have been completed and tested. All tanks have been filled with water and all production wells are ready for mill start-up. The Company is commencing a transition phase with permanent operational employees being hired and trained to commence operations in December. It is anticipated that the project will employ approximately 530 full-time employees during steady state operations. The Otjikoto Project has an excellent health and safety record with over 2.5 million man hours without a Lost Time Accident as at the end of September.

Surface mine development has also progressed well. Ore stockpiling commenced in June and activities have focused on building the ore stockpiles in preparation for feed to the plant. Project-to-date pre-production mining activity is in line with budget and stands at 12.7 million tonnes of total rock mined.

Pre-production expenditures for the nine months ended September 30, 2014 totalled approximately $140 million (on a cash basis), including mobile equipment purchases of $7.6 million, power plant costs of $3.2 million, pre-stripping costs of $9.2 million and mill expansion costs of $1.1 million. Total construction and development costs remain in line with the Otjikoto feasibility study released in February 2013, including pre-development costs of $244 million and deferred stripping estimates of $33 million. The Otjikoto feasibility study also assumed that a further $60 million in mobile mining fleet and power plant costs would be lease financed. Leasing arrangements finalized in the fourth quarter of 2013 will finance $36 million of mobile mining fleet costs, based on current foreign exchange rates. The balance of the fleet and power plant costs has been funded from the Company’s existing cash flows and credit facilities.

Otjikoto is expected to celebrate its first gold pour in December 2014 and ramp up to full production capacity by March 2015. For 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost in the $500 to $525 per ounce range. Once the planned mill expansion is completed at the end of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 170,000 ounces in 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit. The Company expects to complete an updated indicated resource study in the first quarter of 2015 along with an updated mine plan by the end of 2015 which will evaluate open pit and underground mining at Wolfshag.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program focused primarily on infill drilling on the northern portion of the Wolfshag zone and further testing the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade a portion of the mineral resource classification to the indicated category by the end of 2014. The 2014 program also included metallurgical and geotechnical test work for the Wolfshag zone.

Fekola Project - Mali

The scientific and technical information in this section regarding the Fekola Project is based upon the technical report entitled “Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment” dated effective June 3, 2014 (the “Fekola Technical Report”) prepared for B2Gold by the following Qualified Persons (“QPs”) as defined under NI 43-101: Nic Johnson, M.AIG, Consulting Geologist of MPR Geological Consultants Pty Ltd., Chris Kaye, FAusIMM, Principal Process Engineer, Don Tschabrun, RM SME, 52 Consulting Mining Engineer, each of Mine and Quarry Engineering Services Inc., Guy Wiid, B.Sc., Pr.Eng., Director and Consulting Civil Engineer, Stephanus Coetzee, Pr. SciNat., Director, each of Epoch Resources Pty Ltd., and Tom Garagan, P.Geo., Senior Vice President Exploration and William Lytle, P.E., Vice President and Country Manager, Namibia, each of B2Gold.

The Fekola Technical Report has been prepared, and is intended to be used to support the first-time disclosure by B2Gold of material scientific and technical information on a property that will be material to the resulting issuer. This information includes a first-time disclosure of Mineral Resource estimates and the results of a Preliminary Economic Assessment (“PEA”) study completed on the Fekola Project. The Fekola Technical Report also documents a Mineral Resource estimate update that was completed subsequent to the resource estimate that supports the PEA. The updated Mineral Resource estimate was compared to the estimate that supports the PEA. The interpretations in the estimate that supports the PEA as to grade and geological continuity remain unchanged in the resource update. As a result, assumptions in the PEA have not changed in terms of their outcomes as their underlying assumptions remain reasonable.

Early works construction activity is planned to begin at Fekola in early 2015. Assessment of the construction equipment needs is currently underway with the intent of having the construction crew mobilized in early 2015. Early works that are planned include: construction of a new site access road designed to circumvent existing villages and traffic, construction of an on-site airstrip designed to allow construction personnel to fly directly in and out of site, commencement of construction of an early works camp, and commencement of excavations within the mill footprint.

The Company is also assessing and enhancing the feasibility work previously completed by Papillon. This includes: reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan and potential use of mine contractors, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project in the second quarter of 2015.

The Fekola Project Report is located within the Kayes Region, in southwestern Mali, on the western border of Mali. The Company indirectly owns 90% of Songhoi, the Malian holding company for the Fekola Project. The remaining 10% interest is held by Mani Sàrl (“Mani”). The Company is the operator of the Fekola Project.

A 75 km2 mining lease (the Médinandi Exploitation License) was granted to Songhoi for the Fekola Project on February 13, 2014, under permit number 0070/PM-RM. The exploitation license is current for a 30-year term, expiring February 2044. A 3% royalty (mining tax) is payable to the Malian government once production commences. There is an additional 3% tax on the sales of gold. The total royalty payments on production are expected to be 6%.

Upon the grant of an exploitation license, the holder of the exploitation license must take steps to create an exploitation company incorporated under the laws of Mali (the “new Malian company”). Upon the issuance of the Médinandi Exploitation License, which entails the grant of a 10% participation to the Government of Mali, each of Papillon (now “the Company”) and Mani agreed to contribute a 5% participation to the Government of Mali so that the new Malian company shareholding will be distributed as follows: 85% for the Company, 5% for Mani, and 10% for the Government of Mali.

All of the surface rights in the Fekola Project area are under the ownership of the Republic of Mali and have not been registered to any private entity. There are a number of small villages in the exploitation license area, but there are currently no inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 m buffer zone around the active blasting area. Previous farmers and other inhabitants have been re-located and compensation has been paid. There are no future payments or liabilities associated with the relocation effort and there are currently no inhabitants remaining in the no-go zone.

The Company’s recent Fekola Technical Report was prepared based on the Fekola deposit being mined by conventional open pit mining methods utilizing 90 t off-highway mining trucks and 16.5 m3 hydraulic front shovels. The mine production schedule is based on delivering 4 Mt of mill feed material per year. It is anticipated that a mining contractor will be utilized to perform all mining functions consisting of blast hole drilling, blasting, loading and hauling, as well as road and pit maintenance functions.

Whittle pit shells were run to initiate the mine design process. These Whittle shells were checked by another mine planning software LG algorithm and found to be reasonable. A series of six pit stages were designed to produce a mine production schedule which would supply 4 Mt of mill feed material annually.

Although the economic gold cut-off grade was calculated to be 0.7 g/t, based on a cut-off grade strategy analysis, it was determined that raising the cut-off grade to 1.1 g/t generated a higher net present value (“NPV”) for the Fekola Project. Based on a gold cut-off grade of 1.1 g/t, the Fekola Project generates about 34 Mt of mill feed material at a gold grade of 2.73 g/t. Total material moved is estimated to be about 183.3 Mt.

The mined waste rock will be placed in one of three selected waste rock facilities located relatively close to the open pit. One of the waste rock facilities will act as a buffer to the Fadougou village.

The Fekola Project will utilize contractor mining rather than owner mining. The Company sent tenders to several local contractors to which five contractors responded. The mining contractors provided an equipment list as well as manpower expectations. The Fekola Project’s equipment productivity requirements were checked against the mine equipment fleet provided by the mining contractors and the comparison is such that the selected equipment is adequate to perform the necessary annual material movement requirements.

Test work to better define metallurgical response and supply engineering criteria for improving the process plant design is ongoing. Metallurgical test work to date shows a wide scatter of metallurgical recovery results. Accordingly, there is both risk and upside opportunity to the metallurgical criteria developed to date. Additional variability testing will improve confidence in metallurgical responses.

Metallurgical recoveries for gold are estimated to range from 89% to 93% on a pre-operational discount basis (86% to 90% on a post-discount basis). These recovery predictions are acceptable for a PEA level, however, there is insufficient test work addressing sample variability to support a higher level of study. Also, the metallurgical recoveries show excessive scatter. Development of the geo-metallurgical model discussed above will improve confidence in the current predicted metallurgical recoveries.

The results of the PEA show that the Fekola deposit will be a low-cost project with robust project economics. The base case Fekola Project presented in the PEA produces approximately 306,000 troy ounces per annum of gold over a mine life of approximately 8.6 years.

The Fekola Project demonstrates robust economics, a low cash cost, high internal IRR, and very positive NPV at the base case assumptions of a 10% discount rate and a gold price of $1,300 per troy ounce.

Key economic results include:

  Pre-tax NPV of $850 million and an IRR of 67%;
  Post-tax NPV of $560 million and an IRR of 57%;
  Average life-of-mine operating cash cost of $580 per troy ounce;
  Average life-of-mine all-in-sustaining cost of $725 per troy ounce;
  Average annual revenue of $375 million; and
  Average annual operating cash flow (pre-tax, post royalties) of $190 million.

ZTS Claim

On April 7, 2014, a local Malian company, Etablissements Zoumana Traoré SARL (ZTS), filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi Resources SARL (Songhoi). Papillon’s Medinandi tenement is owned by Songhoi which is a joint venture company between Papillon, who owns 90%, and its local joint venture partner, Mani, who owns 10%. Mani originally acquired the tenement from ZTS in 2006. On June 26, 2014, a judge of the Commercial Court of Bamako dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. The hearing was supposed to be limited to the question of jurisdiction and Papillon was not given an opportunity to submit arguments on the merits of the case. Notwithstanding, it seems that the judge decided that ZTS holds 17% of Songhoi’s share capital, 10% of which is already indirectly held by ZTS through Mani. In addition, the judge awarded damages to ZTS in an amount of 3 billion CFA francs (approximately $5.8 million) and a penalty amount of 100 million CFA francs (approximately $0.2 million) per day for any delay in effecting the decision of the judge. The Company considers the decision to be totally unlawful and has appealed the decision to the Court of Appeal in Bamako. The Company has accordingly not made an accrual for any element of these damages. The Company remains confident that the rule of law will prevail, even if the Company has to appeal all the way to the Supreme Court in Bamako or the Cour Commune de Justice et d'Arbitrage (CCJA) in Abidjan. In addition, Papillon has initiated International Chamber of Commerce (ICC) arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which has been registered by the ICC Secretariat.

The Company believes that it is not probable that the claim by ZTS will be successful and accordingly, no provision for any liability has been recognised.

Gramalote Project - Colombia

On March 12, 2014, the Company announced positive results from the PEA for the Gramalote gold project in Colombia. The “NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Colombia” was published on March 31, 2014. The Gramalote property is a joint venture in which B2Gold holds a 49% interest and AngloGold Ashanti a 51% interest. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

A trade-off study was completed to determine the optimum throughput rate for the Gramalote Project. Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce, $1,300 per ounce and $1,500 per ounce utilizing Inferred Mineral Resources. The results of this study indicate that 16 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

At September 30, 2014, the prolonged decline of the long-term gold price was considered to be an impairment indicator. The Company revised its long-term gold price to $1,300 per ounce of gold resulting in a $96.3 million impairment of its investment in Gramalote (See “Critical Accounting Estimates”).

Kiaka Project – Burkina Faso

The Company owns an effective 81% interest in the Kiaka Project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to 10% carried interest held by GAMS – Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to the development and production stage, an operating company will be formed with each of Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

A permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company is progressing on public consultation and other requirements to have an exploitation permit approved by year end.

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration licence to an exploitation licence, keeping the tenements in good standing and covering overhead and administration as well as initiating a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs).

In 2014, the $3.6 million exploration program at Kiaka is focusing on drilling of the inferred resource to upgrade areas of inferred to indicated, completing a new geological interpretation of the deposit and continue to evaluating some of the regional targets within the claim area.

Recent political unrest in Burkina Faso has resulted in President Blaise Compaore leaving the country and the military taking control of the government. International organizations such as the African Union, European Union and United Nations have all stepped in to assure a transitional government is put in place and that new democratic elections are held in a timely manner. The Company has not experienced any material problems as a result of this event, and operations are normal at the Ouagadougou office and the Kiaka Project site. The Company continues to monitor the situation.

Bellavista Property – Costa Rica

On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista Project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista Project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% net smelter return (“NSR”) on the sale of minerals produced from the Bellavista Project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised. The Company and the Optionee have recently agreed to extend the option period to December 31, 2014.

The final phase of drilling has been completed by the Optionee, consisting of 18 diamond drill holes totalling 1,143 metres. Samples were sent to Canada for assay and metallurgical testing. Field investigations consisting of accessing and enlarging existing underground workings are being conducted and will be complete by the end of November.

The Company’s care and maintenance costs for Bellavista are approximately $0.7 million per year.

West Africa Health Update

Although West Africa’s Ebola epidemic is not affecting any of the Company’s operations/sites, as a precautionary measure, the Company has developed internal guidelines and policies “Ebola Virus Alert, Preparedness and Response Guidelines” (“Guidelines”) that describe the measures to be implemented at its operations/sites. These Guidelines include requirements for internal and external communication; training and preparedness; worker, contractor, and visitor past travel and site screening; hygiene; personal protective equipment; local and regional health monitoring; patient isolation; and escalation of mitigation measures; among others. These Guidelines are currently being implemented at all of the Company’s operations/sites worldwide. In addition, the Company is continuously reviewing its measures and preparedness with respect to changes in the spread of the Ebola virus to ensure that it continues to protect the health and safety of its workers and its operations.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2014 the Company had cash and cash equivalents of $179.0 million compared to cash and cash equivalents of $252.7 million at December 31, 2013. Working capital at September 30, 2014 was $215.6 million compared to working capital of $275.7 million at December 31, 2013. The decrease in cash and cash equivalents is as expected and was due primarily to the Company’s investment activities, most significantly Otjikoto Mine construction and mobile equipment expenditures of $140.0 million in the period. Other capital expenditures in the period totalled $105.6 million. These expenditures were partially offset by $32.2 million of cash acquired on the acquisition of Papillon, $60.1 million from financing activities and $75.1 million from operating activities. Changes in working capital included $14.5 million in accrued Papillon acquisition costs. These costs were repaid in early October 2014.

During the nine months ended September 30, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. As at September 30, 2014, the Company had utilized $125 million of the facility, leaving $75 million available. The Company also has a $40.9 million Otjikoto equipment loan facility available, based on current foreign exchange rates, of which $30.5 million had been drawn down by quarter-end. The Company is required to maintain a deposit in a debt service reserve account ("DSRA") on the Otjikoto equipment loan equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. As at September 30, 2014, the balance in the DSRA increased to $3.6 million as a result of the additional amounts drawn during the three quarters of 2014. The Company expects that it will be able to complete its planned 2014 capital and exploration expenditures by using its mine operating cashflows, existing cash position and its available credit facilities.

Cash provided by operating activities before changes in non-cash working capital for the three and nine months ended September 30, 2014 totalled $27.0 million and $100.2 million, respectively. Cash provided by operating activities for the three and nine months ended September 30, 2014 were $33.2 million and $75.1 million, respectively. In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities for the nine months ended September 30, 2014 and 2013 were at similar levels.

For the three and nine months ended September 30, 2014, resource property expenditures totalled $62.8 million and $245.6 million, respectively.

Construction at the Otjikoto Project remains on time and on budget, and is scheduled for completion in the fourth quarter of 2014 when pre-commercial production is expected to begin. The Company expects to ramp up to full production in early 2015. Total pre-development costs remain in line with the Company’s original feasibility study estimates, including pre-development cost estimates of $244 million, deferred stripping of $33 million, and mobile mining fleet and power plant costs of $60 million.

For 2014, the Company has budgeted capital expenditures at the Masbate Mine of approximately $37 million, $36.3 million at the Libertad Mine and $19.7 million at the Limon Mine. The 2014 development budget for the Kiaka Project is $8.7 million.

The Company’s total 2014 exploration budget is approximately $32 million that will fund approximately 94,000 metres of drilling mainly on brownfield projects. During the three and nine months ended September 30, 2014, a total of $8.3 million and $24.8 million, respectively, was incurred in exploration costs.

As at September 30, 2014, the Company had the following commitments, in addition to those disclosed elsewhere in the MD&A:

  Payments of $2.8 million for Otjikoto project mobile equipment to be incurred in the first quarter of 2015.

  Land payments of $7.9 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $1.5 million will be paid in 2014, $6.1 million in 2015 and the remaining $0.3 million in 2016.

In light of the current decline in the gold price, the Company continues to take steps at its operations and head office to preserve capital through cost reduction measures and review of the timing and extent of capital expenditures. In addition, the Company is currently preparing its 2015 budget for its mining operations, with a continued focus on cost management and control of discretionary expenditures.

Derivative financial instruments

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto Project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

As at September 30, 2014 forward currency contracts totalling $1.5 million at an average rate of 9.85 rand were outstanding with maturity dates ranging from October 2014 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $10.5 million were outstanding with maturity dates ranging from October 2014 to December 2014 with an average floor price of 9.53 rand and an average ceiling price of 10.78 rand.

These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the results for the period.

As at September 30, 2014 the Company’s foreign currency contracts had an estimated fair value of negative $0.8 million.

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

As at September 30, 2014 the Company’s gold collars had an estimated fair value of $0.04 million.

Gold commitments

Under the terms of the Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statements. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

The Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce.

During the first quarter of 2014, the Company entered into further rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

Operating activities

For the three months ended September 30, 2014, cash flow from operating activities before changes in non-cash working capital was $27.0 million compared to $33.1 million for the comparable period in 2013. The decrease is primarily due to a lower gold price realized during the third quarter of 2014 and higher operating costs per ounce at the Masbate and Limon mines.

For the nine months ended September 30, 2014, cash flow from operating activities before changes in non-cash working capital was $100.2 million compared to $114.5 million in the same period of 2013. The decrease was mainly due to a lower gold price realized during 2014.

Cash provided by operating activities for the three and nine months ended September 30, 2014 were $33.2 million and $75.1 million, respectively. In the first quarter of 2013, operating cash flows benefitted from gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cashflows for operating activities for the nine months ended September 30, 2014 and 2013 were at similar levels and reflect the continued strong performance of the Company’s operating mines.

Financing activities

During the three months ended September 30, 2014, the Company made a drawdown, net of transaction costs on the revolving credit facility of $48.8 million. During the same period, the Company repaid the following facilities: Otjikoto equipment loan facility - $1.5 million, Libertad equipment loan - $0.3 million.

The Company made the following facility drawdowns, net of transaction costs during the nine months ended September 30, 2014: Revolving credit facility - $73.8 million and Otjikoto equipment loan facility - $19.7 million. During the same period, the Company repaid the following facilities: Otjikoto equipment loan facility - $3.9 million, Finance lease obligations at Masbate - $16.0 million, Libertad equipment loan - $0.7 million.

During the three and nine months ended September 30, 2014, the Company made interest and commitment fee payments of $5.2 million and $12.5 million, respectively. During the nine months ended September 30, 2014, these payments included the two interest payments totalling $9.3 million for the convertible senior subordinated notes.

On October 3, 2014, the Company completed its acquisition of Papillon. Any construction decision for the Fekola Project is conditional upon completion of a feasibility study and a Mining Convention with the government of Mali which are expected to be completed by mid-2015. The Company is currently assessing the additional funding that would be required for the construction of Fekola and expects that additional financing requirements beyond existing facilities and operating cashflows could be met from a variety of financing sources given the Company’s strong balance sheet and historical operating performance.

Investing activities

During the three months ended September 30, 2014, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $6.6 million (Q3 2013 - $10.0 million), the Libertad Mine (see “Libertad Mine” section) totalled $5.6 million (Q3 2013 - $5.5 million), and the Limon Mine (see “Limon Mine” section) totalled $3.1 million (Q3 2013 - $4.5 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (including mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totalled $2.9 million (Q3 2013 - $11.5 million) and $36.3 million (Q3 2013 - $55.8 million), respectively. The Otjikoto mine construction included payments for the nine months ended September 30, 2014 totalling $26.1 million for capital costs incurred and recorded in 2013. Resource property expenditures on exploration are disclosed in the table below.

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Kiaka, exploration	2,127	-	5,684	-
Masbate Mine, exploration	719	1,651	3,154	6,105
Libertad Mine, exploration	1,197	1,369	3,471	4,089
Limon Mine, exploration	1,291	1,055	3,431	3,462
Otjikoto, exploration/feasibility	1,594	1,424	4,354	5,392
Primavera, exploration	397	202	905	976
Mocoa, exploration	95	66	389	519
Trebol and Pavon, exploration	565	150	2,300	352
Other	352	591	1,102	1,420

	8,337	6,508	24,790	22,315

Masbate Mine

An extensive 2014 exploration program totalling $6.2 million is ongoing with three diamond drill rigs currently working. The 2014 program comprises metallurgical and reserve/resource drilling on numerous mine veins including Montana, Main Vein, Libra East, Grandview, Colorado and Panique. Exploration drilling designed to outline new resources has been carried out on near mine Veins outside of the current reserve/resource such as the Pajo South extension, Pajo West and Pajo mid veins. In addition, the Montana Vein remains open to the North and drilling has been carried out to define the northern border.

In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource. B2Gold’s geological team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

Libertad Mine

The Libertad exploration budget for 2014 is approximately $4.3 million for a total of approximately 10,500 metres of planned drilling. The program consists of predominantly resource drilling on the Mojon high grade underground targets and some exploration on regional targets. The focus of this year’s exploration drilling is directed towards mainly brownfields drilling and evaluation of regional targets. B2Gold’s exploration team believe there is good potential to extend the mine life at Libertad with underground and small open pit targets.

Limon Mine

The 2014 Limon exploration budget is approximately $4.3 million to fund approximately 10,700 metres of drilling. The program includes infill drilling along the Santa Pancha Pozo 4 structure to sufficient drill spacing to allow preliminary mine planning, infill drilling areas of the Pozo 8-2-1 and some drilling on regional targets.

Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine.

Otjikoto

The Company announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 metre long zone that is as close as 250 metres east of the Otjikoto deposit. The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces gold (on a 100% basis). The inferred mineral resource is reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.

In June 2014, the Company announced continued high grade results from the exploration drilling program on the recently discovered Wolfshag zone. The infill drilling on the Wolfshag zone continues to confirm the continuity of the main high grade shoots, WA and WB. The Wolfshag zone plunges at 10 to 15 degrees to the southwest and has been traced down plunge for 1,600 metres, and remains open to depth. Recent results are highlighted by hole WH14-162 which intersected 29.65 metres grading 9.53 g/t gold (7.70 g/t gold with assays capped at 45 g/t gold), including 15.30 metres at 17.34 g/t gold (13.78 g/t gold with assays capped at 45 g/t gold).

Drilling this year has concentrated on infilling the northern portion of the Wolfshag zone to allow for conversion of portions of the recently defined inferred resource of 6.8 million tonnes grading 3.2 g/t gold (703,000 contained ounces gold) to an indicated mineral resource category. Conceptual studies for incorporation of the Wolfshag resource into the Otjikoto mine plan have started in support of the Otjikoto mine expansion. Results have been received from all but five holes of the exploration program completed to date. Select significant new results (uncapped) from the Wolfshag drilling include, from north to south:

  WH14-155 with 8.95 metres at 4.37 g/t gold;
  WH14-135 with 15.00 metres at 7.43 g/t gold, including 7.62 metres at 12.91 g/t gold;
  WH14-139 with 7.40 metres at 7.78 g/t gold; including 2.60 metres at 11.07 g/t gold;
  WH14-162 with 29.65 metres at 9.53 g/t gold, including 15.30 metres at 17.34 g/t gold;
  WH14-171 with 19.95 metres at 11.78 g/t gold; including 10.80 metres at 20.58 g/t gold;
  WH14-173 with 12.70 metres at 6.42 g/t, including 5.75 metres at 11.30 g/t gold.
  WH14-175 with 23.00 metres at 6.15 g/t gold, including 2.85 metres at 19.09 g/t gold; and,
  WH14-185 with 25.25 metres at 5.80 g/t gold, including 9.95 metres at 8.49 g/t gold.

Drill hole WH14-162 represents the best hole to date in the northern most portion of the Wolfshag zone and like other holes in the central portion of the WA shoot, such as OTG25D, located 550 metres further south, with 19.81 metres at 15.00 g/t gold, is remarkable in the continuity of high grade sample values within the zone. Six metallurgical test sample holes were also completed as part of the current program. Samples totalling 2.2 tonnes were selected from these and previous Wolfshag zone drill holes and shipped to SGS Lakefield’s laboratory in Canada for gold recovery and comminution test work.

Exploration work is continuing on the Wolfshag zone with two drills currently active on drilling of the southern extensions of the zone to potentially allow for inclusion of this area into an inferred mineral resource class. Detailed drilling has commenced to assess the deeper area for potential underground mining. Future work will continue to follow the Wolfshag zone at depth and to test several other targets on the property.

It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone thereafter in 2015.

The Company anticipates being in a position to upgrade the existing inferred mineral resource classification to the indicated category by the end of 2014.

Kiaka Project

The 2014 budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration licence to an exploitation licence, advancing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration. Drilling for the metallurgical samples has been completed; samples have been shipped to Canada. Drilling has also been carried out at the nearby Nakomga targets.

Calibre Joint Venture

The 2014 exploration program for Primavera/Minnesota has a budget of approximately $1.2 million, which will fund detailed mapping, trenching and limited drilling. A 1,500 meter diamond drill program will commence in late October.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3, 4 and 6 of its audited consolidated financial statements as at December 31, 2013. Management considers the following policies to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Impairment of goodwill and long-lived assets;
  Ore reserve and resource estimates;
  Uncertain tax positions; and
  Value of value-added tax receivables.

Impairment of goodwill and long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated fair values of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Such change could be material.

During the three months ended September 30, 2014, the long-term consensus gold price continued to be below the overall long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. The prolonged decline of the long-term gold price was considered to be an impairment indicator at September 30, 2014. The Company has revised its long-term gold price estimate to $1,300 per ounce of gold.

In accordance with its accounting policy, the Company will update its impairment indicator assessment for its long-lived assets at December 31, 2014 in light of any continuing volatility in the long-term gold price or changes in any other factors that may indicate that its long-lived assets are impaired. Updated life-of-mine plans will be prepared for each of the Company’s mining operations to incorporate 2014 year-end reserve and resource estimates. In addition, the Company is currently finalizing a metallurgical recovery sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine and to assist in mine planning. The conclusions of the report are expected by the end of 2014, and will be incorporated in Masbate’s mineral reserves and resources and related mine plan.

The Company performed impairment tests on the following cash-generating units: Masbate Mine, including related goodwill, Limon Mine, Libertad Mine and Otjikoto Mine. The Company’s investment in the Gramalote joint venture was also assessed for impairment. As a result of these assessments, the Company determined that impairment charges were required for the goodwill relating to the Masbate Mine and the Company’s investment in Gramalote as described below.

Masbate goodwill

The Company conducted a goodwill impairment analysis whereby the carrying values of the Masbate property, plant and equipment and goodwill, were compared to the mine’s fair value using the fair value less costs of disposal (“FVLCD”) methodology. In carrying out the review of Masbate’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at September 30, 2014 were:

- Gold price	$1,300/ounce
- Silver price	$20/ounce
- Discount rate	5% - 7%

The Company’s analysis concluded that the carrying values of Masbate Mine property, plant and equipment and amounts assigned to undeveloped mineral interests at September 30, 2014 were not impaired. However, it was concluded that the carrying value of Masbate related goodwill was impaired, resulting in an impairment charge of $202.1 million being recorded in the statement of operations for the current quarter.

Investment in Joint Venture - Gramalote

The Company conducted an impairment analysis whereby the carrying value of the investment in the Gramalote joint venture was compared to the investment’s fair value using the fair value less costs of disposal (“FVLCD”) methodology. In carrying out the impairment analysis, the Company utilized discounted cash flow models incorporating estimates and assumptions that include such factors as future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. These factors were based on the assumptions and inputs disclosed by the Company on March 13, 2014 from the Gramalote Preliminary Economic Assessment and included a long-term gold price assumption of $1,300 per ounce of gold and a discount rate of 6.5% . The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the investment in Gramalote was impaired resulting in an impairment charge of $96.3 million being recorded in the statement of operations for the current quarter.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the nine months ended September 30, 2014, the Company recorded provisions totalling $2.7 million representing its best estimate of the outcome of current assessments. The Company intends to appeal the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2017. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, including but not limited to the risks set forth below, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013
	(000's)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	66,311	61,782	194,545	195,555

Inventory sales adjustment	(315)	2,824	(5,765)	(13,399)

Cash operating costs	65,996	64,606	188,780	182,156

Royalties and production taxes per consolidated financial statements	3,671	4,520	11,957	12,559

Total cash costs	69,667	69,126	200,737	194,715

Gold production (in ounces)	90,192	98,992	272,199	260,736

Cash operating costs per ounce of gold production ($/ounce)	732	653	694	699

Total cash costs per ounce of gold production ($/ounce)	772	698	737	747

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2014	2013	2014	2013

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income for the period	(274,128)	7,949	(309,635)	41,083
Adjustments:
Impairment of goodwill and long-lived assets	298,397	-	298,397	-
(Gain) loss on fair value of convertible notes	(31,522)	(8,633)	11,173	(8,633)
Convertible notes transaction costs	-	9,026	-	9,026
Share-based payments	2,712	4,656	13,440	13,641
Write-down of long-term investments	-	-	3,007	18,481
Write-off of mineral property interests	364	9,564	364	9,564
Unrealized (gains) losses on derivative instruments	(995)	(784)	(1,942)	5,665
Deferred income tax expense (recovery)	930	(270)	260	3,478
Gain on sale of Brucejack royalty	-	-	-	(44,496)
CGA acquisition costs	-	-	-	5,859
Inventory fair value adjustments on CGA acquisition	-	-	-	32,869
Amortization of deferred revenue	-	(9,368)	-	(28,150)

Adjusted net income (1)	(4,242)	12,140	15,064	58,387

Basic weighted average number of common shares outstanding (in thousands)	700,755	647,787	685,516	631,128

Adjusted net earnings per share – basic ($/share)	(0.01)	0.02	0.02	0.09

(1) Comparatives have been adjusted for the removal of foreign exchange (gains) losses

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	2014	2014	2014	2013	2013	2013	2013	2012

Gold revenue ($ in thousands)	114,924	120,258	129,020	138,054	128,730	122,635	154,853	70,783

Gold sold (ounces)	91,282	93,330	98,995	106,185	93,429	86,239	95,042	41,627

Average realized gold price ($/ounce)	1,259	1,289	1,303	1,300	1,378	1,422	1,629	1,700

Gold produced (ounces)	90,192	85,704	96,303	105,577	98,992	82,083	79,661	44,324

Cash operating costs (1) ($/ounce gold)	732	720	634	638	653	732	722	604

Total cash costs (1) ($/ounce gold)	772	766	679	678	698	782	771	657

Net (loss) income for the period (2) ($ in thousands)	(274,128)	(11,529)	(23,978)	26,220	7,949	33,071	63	10,948

(Loss) earnings per share (2) – basic ($)	(0.39)	(0.02)	(0.04)	0.04	0.01	0.05	0.00	0.03

(Loss) earnings per share (2) – diluted ($)	(0.39)	(0.02)	(0.04)	0.02	0.00	0.05	0.00	0.03

Cash flows from operating activities ($ in thousands) (3) – before changes in non-cash working capital	26,983	29,877	43,301	38,125	35,105	35,461	46,996	31,124

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Prior year comparative figures have been reclassified to conform with the presentation adopted for the current period relating to the change in long-term value-added tax receivables.

Quarterly gold revenue increased significantly in 2013, as a result of higher gold production from the Company’s Masbate Mine acquired on January 16, 2013 as well as increased production from its Nicaraguan operations. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third quarter of 2014 reflects the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture.

OUTLOOK

Despite the current challenging gold price environment, the Company is projecting record years of gold production in both 2014 and 2015. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 380,000 to 385,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (the Company’s previous guidance for 2014 had been 395,000 to 420,000 ounces of gold). The Company is expecting to complete the year with a strong fourth quarter. Year-to-date, consolidated cash operating costs per ounce are tracking within the Company’s full-year 2014 guidance range. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of approximately 500,000 to 540,000 ounces, based on current assumptions.

With the recent acquisition of Papillon, the operations team is focusing on completing an updated feasibility study to confirm optimal mine size and mill configuration for the Fekola Project. The Company is currently assessing the additional funding that will be required for the construction of Fekola and expects that any additional financing requirements beyond existing facilities and operating cash flows will be met from a variety of financing sources given the Company’s strong balance sheet, historical strong operating performance and successful financing track record.

The Company is committed to advancing the Fekola Project and expects that a significant portion of its Otjikoto construction team would provide the core construction team for Fekola. Based on current assumptions, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

Due to its strong cash position and cash flow from operations, the Company will finish 2014 with a strong cash balance. In 2015, the Company’s cash from operations will increase significantly due to gold production from the low-cost Otjikoto Mine. In light of the current decline in the gold price, the Company continues to take steps at its operations and head office to preserve capital through cost reduction measures and review of the timing and extent of capital expenditures. In addition, the Company is currently preparing its 2015 budget for its mining operations, with a continued focus on cost management and control of discretionary expenditures.

Looking ahead to next year, B2Gold has a strong portfolio of mining operations which will be significantly strengthened when Otjikoto comes on line in 2015. The Company is very well positioned to continue significant growth through the development of the high-quality Fekola Project. With a proven technical team, strong financial position and access to capital, the Company will continue to utilize its model of growth through acquisitions and exploration, building a responsible, profitable, growth oriented, sustainable intermediate gold producer.

OUTSTANDING SHARE DATA

At November 13, 2014, 917,534,320 common shares were outstanding. In addition, there were approximately 41,489,293 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$13.67 per share and 2,564,561 million RSUs.

CAUTION ON FORWARD-LOOKING

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production, permitting and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, the potential production from the Kiaka Project, the potential completion of, and production from, the Fekola gold project, prospects with respect to the ZTS claim, the synergies and financial impact of the Scheme of Arrangement with Papillon (the “Scheme”), the terms and conditions of the Scheme and the benefits of the Scheme, availability of credit facilities, potential acquisitions, the benefits expected from acquisitions and planned safety initiatives. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing the potential benefits of the Scheme; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects that are considered material to the issuer. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.